[Keefe, Bruyette & Woods, Inc. Letterhead]

November 9, 2010

Via EDGAR and Facsimile

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:           Anchor Bancorp, Lacey, Washington
Registration Statement on Form S-1 (Commission File No. 333-154734)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Anchor Bancorp in requesting the above-referenced Registration Statement on Form S-1 be declared effective at 11:00 a.m. on Friday, November 12, 2010, or as soon thereafter as practicable.

Sincerely,

/s/ Patricia A. McJoynt

Patricia A. McJoynt,
Managing Director

cc:           Jonathan E. Gottlieb, Esquire, Division of Corporation Finance, Securities and Exchange Commission
Kathryn Sears McHale, Esquire, Division of Corporation Finance, Securities and Exchange Commission
Rebekah Moore, Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission